SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  4)*

YUM CHINA HOLDINGS, INC.
(Name of Issuer - as specified in its charter)

Common Stock
(Title of Class of Securities)

98850P109
(CUSIP Number)

Ena Leung 28 Hennessy Road, 28th Floor Hong Kong +852 3767 5126
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Primavera Capital Management Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,908,437.02 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,908,437.02 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,908,437.02 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.46%

14	TYPE OF REPORTING PERSON
IA

(1)    This amount reflects 16,364,778 shares of common stock currently held and 7,471,829.51 shares of common stock issuable under Warrant 1 and 1,071,829.51 shares of common stock issuable under Warrant 2 (as such terms are defined in the Investment Agreement dated September 1, 2016 among YUM! Brands, Inc., Yum China Holdings, Inc. (the "Company") and Pollos Investment L.P., filed as Exhibit 10.11 to the Company's Amended Form 10 filed on September 16, 2016).

1	NAME OF REPORTING PERSON

Pollos Investment GP Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,364,778

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,364,778

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,364,778

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.34%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAME OF REPORTING PERSON

Pollos L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,543,659.02 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,543,659.02 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,543,659.02 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)     This amount reflects 7,471,829.51 shares of common stock issuable under Warrant 1 and 1,071,829.51 shares of common stock issuable under Warrant 2.

Item 4.     Purpose of Transaction.

The information contained in Item 4 of the Statement is hereby amended and supplemented by adding the following:

On October 31, 2019, Pollos Upside entered into a forward sale transaction pursuant to the Forward Contracts (as defined herein) as described in Item 6 of this Amendment in connection with the forward sale of a portion of its interest in Warrant 2. The information regarding the agreement with unaffiliated third parties in Item 6 is hereby incorporated by reference into this Item 4.

Item 5.     Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D, is hereby amended and restated in its entirety as follows:
Based on the most recent information available to the Reporting Persons, Yum China Holdings, Inc. (the "Company") has 385,372,414.02 shares of common stock ("Shares") outstanding (including the Shares issuable under Warrant 1 and Warrant 2 (as such terms are defined in the Investment Agreement dated September 1, 2016 among YUM! Brands, Inc., Yum China Holdings, Inc. (the "Company"), and Pollos Investment L.P. ("Pollos Investment"), filed as Exhibit 10.11 to the Company's Amended Form 10 filed on September 16, 2016 (the "Investment Agreement")).  As of October 31, 2019, the Reporting Persons may be deemed to beneficially own 24,908,437.02 Shares, which represents approximately 6.61% of the outstanding Shares.  The number of Shares which may be deemed to be beneficially owned by the Disclosed Parties are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
(A) Primavera Management:
24,908,437.02	Sole Voting and Sole Dispositive Power (1)	6.46%
(B) Pollos Investment GP Ltd:
16,364,778	Shared Voting and Shared Dispositive Power (2)	4.34%
(C) Pollos Upside L.P.: 8,543,659.02	Shared Voting and Shared Dispositive Power (3)	2.22%
(D) Primavera Holdings:
0	None	0%

(E) Fred Zuliu Hu:
26,731	Sole Voting and Sole Dispositive Power (4)	0%
____________________
(1)
Because Primavera Capital Management Ltd is the investment manager of Primavera Capital Fund II L.P. and, as such, holds discretionary investment authority and voting power with respect to shares of its portfolio companies, including the Shares of the Company held through its investment subsidiaries Pollos Investment and Pollos Upside L.P. ("Pollos Upside"), it could be deemed to have the sole power to vote and dispose or direct the disposition of such Shares.

(2)
Because Pollos Investment GP Ltd is the general partner of Pollos Investment and, as such, has the authority to exercise voting or dispositive power with respect to shares of its portfolio companies, including the Shares of the Company, it could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3)
Because Pollos L.L.C., is the general partner of Pollos Upside L.P. and, as such, has the authority to exercise voting or dispositive power with respect to shares of its portfolio companies, including the Shares of the Company, it could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(4)	Fred Zuliu Hu directly holds these Shares and thus may be deemed to have the sole power to vote and dispose of such Shares.

TRANSACTIONS
All of the Shares reported herein were acquired in a private placement transaction (the "Transaction") pursuant to the Investment Agreement which closed contemporaneous with the spinoff of the Company from the Parent Company on November 1, 2016.  Pursuant to the Investment Agreement, $410,000,000 in cash was paid in consideration for the Shares reported herein. 17,064,172.74 Shares were initially issued directly to Pollos Investment and made subject to a post-closing adjustment on January 9, 2017 whereby 699,394.74 Shares were returned to the Company for par value in accordance with the terms of Sections 2.4(a) and (b) of the Investment Agreement based on the Adjusted VWAP Price Per Share (as such term is defined in the Investment Agreement) of $27.23 at the close of the Measurement Period (as such term is defined in the Investment Agreement).
Pollos Investment acquired the right to receive the Warrants, the forms of which are filed as Exhibits 10.3 and 10.4 to the Company's Form 8-K filed on January 9, 2017, as part of the Transaction.  The Warrants were issued to Pollos Investment by the Company on January 9, 2017 and may be exercised at any time or from time to time through October 31, 2021.  The exercise price of Warrant 1 is $31.40 per Share and the exercise price of Warrant 2 is $39.25 per Share. Pursuant to the formula set forth in Section 12 of each of Warrant 1 and Warrant 2, the exercise price of each of Warrant 1 and Warrant 2 has been adjusted to reflect dividends declared by the Issuer.
On November 11, 2016, Fred Zuliu Hu received a total of 8,710 Shares as an annual retainer for his service on the Company's board of directors. On November 1, 2017, Fred Zuliu Hu received an additional 5,891 Shares as an annual retainer.  On June 1, 2018, Fred Zuliu Hu received an additional 4,882 Shares as an annual retainer. On May 31, 2019, Fred Zuliu Hu received an additional 7,248 Shares as an annual retainer.
On June 30, 2017, the Warrants were transferred from Pollos Investment to Pollos Upside.

On October 31, 2019, Pollos Upside entered into a forward sale transaction pursuant to the Forward Contracts (as defined herein) with respect to a portion of its interests in Warrant 2 as described in Item 6 of this Amendment.

Item 6.     Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:
On October 31, 2019, Pollos Upside entered into Master Confirmations for Warrant Forward Sale Transactions and related Supplemental Confirmations (collectively, the “Forward Contracts”) with each of two financial institutions (each a “Dealer” and together the “Dealers”) with respect to Warrant 2 (the “Subject Warrant”) relating to an aggregate of 6,400,000 shares of Common Stock.  In connection with entering into the Forward Contracts, Pollos Upside has also entered into a pledge agreement with each Dealer pursuant to which it has pledged the relevant Subject Warrants to each Dealer to secure its obligations under each Forward Contract. Pursuant to the terms of the Forward Contracts, which are subject to an ISDA Master Agreement, Pollos Upside will receive an aggregate prepayment amount of $52,190,080.00 on November 4, 2019.
The Forward Contracts mature October 28, 2021, but may be settled early by the respective Dealer under certain circumstances, including at its discretion beginning six months after the date hereof.  At settlement, the Subject Warrants are deliverable to the Dealer, unless Pollos Upside elects a different settlement method.
The foregoing description is qualified in its entirety by reference to the terms of the form of Forward Contract (which includes a form of master confirmation and a form of supplemental confirmation) and is attached as an exhibit hereto.
Item 7.     Materials Filed as Exhibits.
The following exhibit has been previously filed as set forth below and is incorporated by reference herein:
Exhibit A – Forms of Warrants – previously filed as Exhibits 10.3 and 10.4 to the Company's Form 8-K filed on January 9, 2017.
Exhibit B – Joint Filing Agreement – previously filed as Exhibit B to the Reporting Persons' Schedule 13D/A filed on July 6, 2017.
Exhibit C – Form of Forward Contract – filed herewith.
In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the Reporting Persons, Primavera Holdings Limited, and Fred Zuliu Hu expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

[Signature page follows]

SIGNATURE

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agree to the filing of this Amendment No. 4 to the Statement on Schedule 13D.

PRIMAVERA CAPITAL MANAGEMENT LTD

Date: November 1, 2019	By:	/s/ Fred Zuliu Hu
Name: Fred Zuliu Hu
Title: Authorized Signatory

POLLOS INVESTMENT GP LTD

Date: November 1, 2019	By:	/s/ Ena Leung
Name: Ena Leung
Title: Authorized Signatory

POLLOS L.L.C.

Date: November 1, 2019	By:	/s/ Ena Leung
Name: Ena Leung
Title: Authorized Signatory